UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 6, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
NYSE share code: HMY
(“Harmony” and/or “the Company”)

HARMONY MOVES ONE SIGNIFICANT STEP CLOSER TO SECURING THE SPECIAL MINING LEASE FOR ITS TIER 1 COPPER-GOLD PROJECT IN PAPUA NEW GUINEA

JOHANNESBURG: 6 APRIL 2023. Harmony’s wholly-owned subsidiary, Wafi Mining Limited, and its Wafi-Golpu Joint Venture (“WGJV”) partner, Newcrest PNG 2 Limited (a subsidiary of Newcrest Mining Limited) have today signed a Framework Memorandum of Understanding (“MOU”) with the Independent State of Papua New Guinea (“the State”), at a signing ceremony which was attended by the Governor General, the Prime Minister and key members of his cabinet, as well as the Governor of the Morobe Province.

The MOU is an affirmation of the parties’ intent to proceed with the Tier 1 Wafi-Golpu Project (“the Project”), subject to the finalisation of the permitting process and approvals by both the Harmony and Newcrest boards.
The MOU sets out key terms to be included in the Mining Development Contract, which is a prerequisite for the grant of a Special Mining Lease (SML), including:
•the term and scope of the SML;
•equity participation by the State and its nominees, including landowners and the Morobe Provincial Government;
•fiscal matters, including the royalty rate and taxation;
•provision for fiscal and regulatory stability to underpin the significant long-term investment required to develop and operate the Project; and
•social contributions to be made by the Project, including towards business development, infrastructure and other social development projects that will deliver long-term benefits to local communities.
The MOU also sets out the framework for the parties to progress the permitting of the Project as quickly as practicable in accordance with applicable regulatory processes.

The MOU recognises that the development of the Project will be of major economic significance to the people of Papua New Guinea and is of national importance. It encourages the development of the Project in such a way that it will contribute to the advancement of the social and economic welfare of the people of Papua New Guinea, while also providing a viable and stable foundation for the long-term development of the Project by the WGJV participants.
“This MOU is an important step in progressing the permitting of the Tier 1 Wafi-Golpu Project, one of the world’s premier, undeveloped copper-gold deposits. I wish to thank Prime Minister Marape and his Government for the constructive manner in which they have worked with the WGJV partners and for the commitment demonstrated in advancing this important and long-awaited Project. The principles agreed upon provide a basis for the equitable distribution of the benefits from this project to landowners, communities, the Morobe Provincial Government and the Independent State of Papua New Guinea while supporting meaningful returns for the developers and providers of capital,” said Peter Steenkamp, chief executive officer.
Steenkamp added, “After the SML grant, we will complete the 2018 feasibility study update and thereafter seek board approval for the requisite financial investment decision to develop the project”.
About the Wafi-Golpu Project
The Project is located approximately 65km south-west of Lae in the Morobe Province of PNG which is the second largest city in PNG and will host the Wafi-Golpu export facilities. The proposed mine site sits at an elevation of approximately 200 metres above sea level in moderately hilly terrain and is located near the Watut River approximately 30km upstream from the confluence of the Watut and Markham rivers.
In December 2020, the Conservation and Environment Protection Agency concluded its assessment of the Project’s environmental permit application and granted an environment permit approving deep-sea tailings placement as the Project’s tailings management method.
Harmony and Newcrest each currently own 50% of the Project through their respective subsidiary WGJV participant companies. The State of PNG retains the right to purchase, at a pro-rata share of accumulated exploration expenditure, up to 30% equitable interest in any mineral discovery at Wafi-Golpu, exercisable at any time before the commencement of mining. If the State chooses to exercise its right of purchase, it will be required to contribute to the costs of the development along with the WGJV participants.
Additional information is available on the Company’s web page at www.harmony.co.za.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
6 April 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 6, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director

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